November 30, 2005

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0404

Attention:  Rufus Decker, Branch Chief

Re:  AMREP Corporation
File Number 1-4702

Dear Mr. Decker:

The following comments are in response to the comments contained in your letter dated October 25, 2005 regarding the review of the Annual Report on Form 10-K of AMREP Corporation (the "Company") for the fiscal year ended April 30, 2005 ("2005 Form 10-K") and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2005.

Comments with Respect to the 2005 Form 10-K:
--------------------------------------------

Comment Number 1 (General):
---------------------------

Please be advised that the Company will include the additional disclosures and revisions responsive to the comments contained in the above-referenced letter and discussed below in its future filings.

Comment Number 2 (Critical Accounting Policies and Estimates, page 8):
----------------------------------------------------------------------

The Company identified six major areas of accounting policy that require the use of judgments and estimates in the preparation of its financial statements. The Company will expand the disclosures in future filings for certain of these practices, as discussed below.

Revenue recognition/allowance for magazine returns
--------------------------------------------------

As disclosed in Note 1 to the consolidated financial statements, Newsstand Distribution revenues represent commissions earned from the distribution of publications. The commission is the difference between the sale price the Company receives from its wholesaler customers and the purchase price the Company pays to its publisher clients. It is the prevailing practice in the magazine distribution industry to distribute for retail sale three to four times the number of copies of a magazine title that are estimated by the distributor will be sold, with a right of return for all unsold copies at all levels of the distribution chain. Consequently, approximately 70% to 75% of the magazines distributed to wholesalers are returned to the Company, and the Company is able to pass-through all magazine returns that it receives from its wholesaler customers for credit to the publishers from whom the magazines were purchased, with the difference between the two credit amounts representing the commission which would have been earned by the Company on the returned magazines had they been sold. Thus, variations in the estimates that the Company makes in its financial statements for future returns from wholesalers are largely offset by similar variations in the estimates of the related publisher credits to which the Company is entitled.

In future filings, the list of areas requiring significant judgments and estimates set forth in the second paragraph under "Critical Accounting Policies" will be modified to explain that "returns" include both magazines returned to the Company from wholesalers and the offsetting return of magazines by the Company to publishers for credit, by expanding the description under clause "(i)" as follows:

"(i) the determination of revenue recognition for the magazine services business, which is based on estimates of allowances for magazine returns to the Company from wholesalers and the offsetting return of magazines by the Company to publishers for credit;"

In addition, the third paragraph under "Critical Accounting Policies" will be modified to describe that the Company receives offsetting credits for returned magazines and to quantify the effect of a potential difference in the actual rate of return of publications compared to the Company's estimate, by expanding the description under clause "(i)" as follows:

"(i) distribution revenues represent commissions earned from the distribution of publications for client publishers which are recorded by the Company at the time the publications go on sale; however, since such publications are generally sold on a fully returnable basis management also provides for estimated returns by charges to income which are determined on an issue by issue basis utilizing current sales information and other relevant data, including wholesalers' historical return practices and publisher and like-title sales histories. The financial impact to the Company of a change to the sales estimate for magazine returns to it from its wholesalers is substantially offset by the simultaneous change in the Company's estimate of its cost of purchase since it passes on the returns to the publishers for credit. As a result, the effect of a difference between the actual and estimated return rate on the Company's commission revenues is the amount of the commission attributable to the difference. The effect of an increase or decrease in the Company's estimated rate of returns of 1% during any period would be dependent upon the mix of magazines involved and the related selling prices and commission rates, but would generally result in a change in that period's net commission revenue of approximately $125,000."

Pension Plan accounting
-----------------------

As disclosed, major assumptions incorporated in the pension computations include the expected investment rate of return on retirement plan assets and the interest rate used to determine the present value of liabilities (the discount rate). The Company will expand its disclosures in the future to include the effect on pension expense of changes in the rates used in its assumptions. In future filings, clause "(v)" of the third paragraph under "Critical Accounting Policies" will be modified by adding the following information to the present description:

"(v)... The effect of every .25% change in the investment rate of return on retirement plan assets would increase or decrease the pension expense by approximately $65,000 per year, and a change in the discount rate of .25% at a fiscal year-end would result in an increase or decrease in the subsequent year's pension cost of approximately $55,000." (Note - the amounts included herein are based on underlying, relevant information as reported for fiscal 2005, and would be modified in future disclosures, as appropriate).

Other
-----

Cost of sales calculations are dependent upon estimates of future development budgets and estimates of costs to complete. The effect of changes in these two estimates is accounted for prospectively, in accordance with prescribed accounting rules for changes in accounting estimates. Typically, however, the Company is required to complete a substantial portion of improvements that are directly related to a site before a buyer will close on the property.

The effect of changes in the other identified Critical Accounting Policies where estimates are utilized (i.e., allowance for bad debts, cash flow and valuation assumptions for long-lived assets, and legal contingencies) are based on judgments that are specific to the underlying facts and circumstances in each situation, and therefore the effect of "generalized" variations in estimates are not readily quantifiable.

The Company proposes to make no revisions to these disclosures.

Prior Material Changes in Accounting Estimates
----------------------------------------------

There have been no material changes made to the Company's accounting estimates in the past three years. In the event of significant changes in the future, the Company would add the appropriate disclosure.

Comment Number 3 (Management's  Discussion and Analysis - Results of Operations,
--------------------------------------------------------------------------------
pages 8 though 10):
-------------------

In the Fulfillment Services business segment there are multiple revenue streams, including revenues from the maintenance of customer computer files and the performance of other fulfillment-related activities, including telephone (call center) support, graphic arts and lettershop services. Generally, a customer contracts for and utilizes all available services as a total package, and the Company would not provide its ancillary services to a customer unless it were also providing the core service of maintaining a data base of names. Thus, variations in fulfillment revenues are the result of fluctuations in the number and sizes of customers rather than in the demand for a particular service. Accordingly, explanations to describe revenue fluctuations have typically noted customer gains and losses rather than any other reason, such as a change in demand for individual product services. This is also particularly true in the Newsstand Distribution Services business where there is only one primary service provided which results in one revenue source, the commission earned on the distribution of magazines.

In future filings, the Company will incorporate the information that is presently included in Item 1 of the Form 10-K into Management's Discussion and Analysis. This will specifically state that the Company competes with other companies, including larger companies, in the Newsstand Distribution and Fulfillment Services businesses, and that the competition for new customers is intense in both segments. The Company will add language clarifying that this competition results in a price sensitive industry, and will specify whether changes in revenue resulted from changes in the customer base or other factors. Historically, when the Company has been aware of a future trend, favorable or adverse, it has disclosed such trend, as it has done in recent years when it disclosed an expected decline in Fulfillment Services revenues due to a loss of customers, and will continue to do so.

Future filings will also be modified to specifically indicate that the primary expenses in both segments are payroll, equipment and occupancy costs. The Company will continue to provide detail on significant cost variances between periods and on future trends should they arise. In addition, the Company will continue to provide the margin information and explanations of changes or future trends should they exist.

Comment   Number  4  (Summary  of  Significant   Accounting   Policies-Newsstand
--------------------------------------------------------------------------------
Distribution  Services Revenue  Recognition and related Accounts  Receivable and
--------------------------------------------------------------------------------
Accounts Payable, page 20):
---------------------------

The revenue recognition policy for distribution revenues, beginning with the second sentence of the "Revenue recognition" portion of Note 1, will be revised as follows:

"Distribution revenues represent commissions earned from the distribution of publications for client publishers and are recorded at the time the publications go on sale at the retail level, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists". Because publications are sold throughout the distribution chain on a fully-returnable basis in accordance with prevailing industry practice, the Company provides for estimated returns from wholesalers at the time the publications go on sale by charges to income that are based on historical experience and most recent sales data for publications on a title-by-title basis, and then simultaneously provides for estimated credits from publishers for the related returns. Accordingly, revenues represent the difference between the Company's estimate of net sales to independent wholesalers offset by its estimate of net purchases from publisher clients. Estimates are continually reevaluated throughout the sales process, and final settlement is typically made 90 days after a magazine's "off-sale" date."

An additional paragraph will be included in the "Cash Flows From Financing Activities" section of "Liquidity and Capital Resources" within the Management Discussion and Analysis, as follows:

"The Newsstand Distribution Services business generally makes substantial cash advances to publishers against future sales, which publishers may use to help pay for printing, paper and production costs prior to the product going on sale. The Company is usually not paid by wholesalers for product until some time after the product has gone on sale, however, and is therefore exposed to potential credit risks with both the publishers and the wholesalers. Its ability to limit its credit risk and make a profit is dependent in part on its skill in estimating the number of copies of an issue which are expected to be sold, and on limiting its advances to the publisher accordingly."

In future filings, the Company will also separately identify accounts receivable from wholesalers and accounts payable to publishers in its footnote data, as follows:

     o The table in Note 3 will separately identify accounts receivable from wholesalers, fulfillment services receivables, and other receivables (if significant).

     o    Accounts  payable  presented  on the  balance  sheet  will  separately
          identify   "accounts   payable  to  publishers"  and  "other  accounts
          payable".

Comment Number 5:
-----------------

The allowance for estimated returns of $57,524,000 in 2005 and $53,808,000 in 2004 was approximately 70.2% and 76.1% of the total amount of accounts receivable from wholesalers in the Newsstand Distribution Services business that matured within one year of April 30, 2005 and 2004, respectively. As stated in the response to Comment Number 2, it is prevailing industry practice in the magazine distribution industry to distribute a much higher number of publications than are expected to sell at the retail level, and a return rate of 70% or higher is not unusual.

As stated below in the response to Comment Number 6, the information reported on
Schedule II for the charges (credits) recorded in magazine circulation operations are gross amounts which are offset by credits received by the Company from publishers for returns, and the net amounts do not have a material effect on income.

Comment Number 6:
-----------------

The charges and credits reflected on Schedule II for magazine circulation operations are recorded in the allowance for bad debts and the estimate of magazine returns from wholesalers during the fiscal year; because all products are sold with the right of return throughout the distribution chain, the Company receives offsetting credits related to the return of these magazines to publishers, who bear the ultimate risk and responsibility for unsold magazines. The amounts of the wholesaler and publisher credits substantially offset each other and thus do not have a material effect on income. A footnote indicating such will be added to Schedule II in future filings, as follows:

"Charges (credits) recorded in magazine circulation operations include a reserve for the estimate of magazine returns from wholesalers of (amounts to be disclosed), which are substantially offset by offsetting credits related to the return of these magazines to publishers."

Comment Number 7:
-----------------

A sentence will be added to the end of the second paragraph following the table in Note 7, as follows:

"As a result of the concentration of accounts receivable in three customers, the Company could be adversely affected by adverse changes in their financial condition or other factors negatively affecting these companies."

Comment Number 8 (Summary of Significant  Accounting Policies - Land sales, page
--------------------------------------------------------------------------------
20):
----

The Company discloses that its land sales are recognized when required elements of SFAS No. 66 are met, including being bound by terms of a contract, all consideration (including adequate cash) has been exchanged, and title and other attributes of ownership have been conveyed to the buyer by means of a closing. The Company will expand the disclosure of land sale revenue recognition policies stated in the first sentence of the second paragraph under "Revenue recognition" to include:

"...and the Company is not obligated to perform further significant development on the specific property sold."

Because the Company does not sell its land on a retail basis as defined in paragraph 100 of SFAS No. 66, it has not included the required disclosures of paragraphs 45 though 48 and paragraph 50 of SFAS No. 66 that are applicable to retail land sellers.

Comment Number 9 (Summary of Significant  Accounting Policies - Land sales, page
--------------------------------------------------------------------------------
20):
----

The Company will revise its disclosures in future filings to describe the method by which it determines the cost of land sales, as follows:

"Cost of land sales includes all direct acquisition costs and other costs specifically identified with the property, including pre-acquisition costs and capitalized real estate taxes and interest, and an allocation of certain common development costs associated with the entire project. Common developments costs include the installation of utilities and roads, and may be based upon estimates of cost to complete. The allocation of costs is based on the relative fair value of the property before development. Estimates and cost allocations are reviewed on a regular basis until a project is substantially completed, and are revised and reallocated as necessary on the basis of current estimates."

Comment Number 10 (Note 2-Discontinued Operations, page 23):
------------------------------------------------------------

The Company will revise its disclosures in future filings to disclose relevant financial information about the discontinued operation, as follows:

"Revenues of the water utility subsidiary were: 2005 - $1,210,000 (through November 30, 2004); 2004 - $1,816,000; and 2003 - $1,602,000. Pretax income
(loss) of the water utility subsidiary was: 2005 - $(131,000) (through November 30, 2004); 2004 - $595,000; and 2003 - $76,000."

Comment Number 11 (Note 7-Other Assets, page 25):
-------------------------------------------------

In future filings, the Company will expand the table in Note 7 ("Other Assets") to separately disclose the gross amounts of the largest components of net deferred charges, which are software development costs ($4,839,000 at April 30, 2005, net of $2,457,000 of amortization) and deferred order entry costs ($3,745,000 at April 30, 2005), and will disclose the aggregate amount of accumulated amortization. Disclosures in Note 7 will also be expanded to include the following information directly below the table:

"Software development costs include internal and external costs of the development of new or enhanced software programs and are generally amortized over five years. Deferred order entry costs represent costs incurred in connection with the data entry of customer subscription information to data base files and are charged directly to operations over a 12-month period. "Other" includes the costs of customer contracts acquired in November 2004 and are amortized over four years.

Amortization of Other Assets for each of the next five years is estimated to be as follows: 2006- $1,200,000; 2007 - $2,100,000; 2008 - $2,400,000; 2009 -
$2,100,000 ; and 2010 - $2,100,000."

In response to your inquiries, there were no intangibles acquired in connection with the April, 2003 business acquisition. No assets are included in the Note 7 disclosures that are not amortized or charged to expense.

Comment Number 12 (Commitments and  Contingencies:  Land sales  contracts,  page
--------------------------------------------------------------------------------
30):
----

A sentence will be added to the "Land sales contracts" section of Note 13, "Commitments and Contingencies", stating the following:

"No recognition has been given to the conditional sales contracts in the financial statements."

Comment Number 13 (Controls and Procedures, page 34):
-----------------------------------------------------

The Company confirms that its disclosure controls and procedures were effective as of April 30, 2005 and July 31, 2005, (i) to provide reasonable assurance that the information required to be disclosed in the reports that the Company filed or submitted under the Securities and Exchange Act of 1934 was recorded, processed, summarized and reported within the time frame specified in the Securities and Exchange Commission's rules and forms, and (ii) to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the Company's principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

The definition of disclosure controls set forth above will be used in future filings.

Comment with Respect to the Form 10-Q for the Quarter Ended July 31, 2005:
--------------------------------------------------------------------------

Comment Number 14 (General):
----------------------------

Please be advised that Company will incorporate the revisions required by the comments contained in this letter into its future Form 10-Q filings.

                                       ***
The Company hereby acknowledges:

          o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

          o Comments made by the SEC staff or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company's filings; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this is responsive to your comments. If you have additional comments or need to contact the Company further, you may contact me at (212) 705-4705.

Yours truly,

/s/ Peter M. Pizza
-------------------
Peter M. Pizza
Vice President - Chief Financial Officer

cc: Richard Day - McGladrey & Pullen, LLP
    Irving Needleman, Esq. - McElroy, Deutsch, Mulvaney & Carpenter, LLP


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